UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                               Amendment No. 4 to
                                   SCHEDULE TO


                             Tender Offer Statement
          Under Section 14(d)(1) of the Securities Exchange Act of 1934

                          -----------------------------

                       American Natural Energy Corporation
                       (Name of Subject Company (issuer))

                           Dune Energy, Inc., Offeror
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                          -----------------------------

8% Convertible Secured Debentures due September 30, 2006            N/A
             (Title of Class of Securities)               (CUSIP Number of Class
                                                               of Securities)

                          -----------------------------

                                   Copies to:

Alan Gaines, Chief Executive Officer                    Matthew S. Cohen, Esq.
         Dune Energy, Inc.                              Eaton & Van Winkle LLP
 3050 Post Oak Boulevard, Suite 695                   3 Park Avenue, 16th floor
         Houston, TX 77056                                New York, NY 10016
                                                            (212) 779-9910

           (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                          -----------------------------

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
    Transaction valuation*                               Amount of filing fee

         $ 4,303,750                                            $860.75
--------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. The purchase price, as described herein, is fifty-five percent (55%) of the principal amount outstanding under the American Natural Energy Corporation 8% Convertible Secured Debentures due 2006 and is payable in the form of shares of the common stock, $.001 par value, of the Company, based upon the average closing price as reported on the American Stock Exchange over the ten trading days preceding the third trading day immediately preceding the date the tender offer expires. At December 26, 2006, the aggregate principal amount of the outstanding debentures that are subject to the tender offer was $7,825,000 and the closing price of the Company's common stock was $ 1.95 per share.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $860.75
                  Form or Registration No.: Schedule TO-T
                  Filing Party: Dune Energy, Inc.
                  Date Filed: December 28, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO-T is hereby amended and supplemented by this Amendment No. 4 to Schedule TO-T, as follows:

ITEM 4(a) Terms of the Transaction and ITEM 7(a) Source and Amount of Funds or Other Consideration of Schedule TO-T are hereby amended and supplemented by adding the following additional paragraphs:

      On February 1, 2007, the Company announced its acceptance for purchase of Debentures, in the aggregate principal amount of $3,035,000 (the "Initial Tendered Debentures"), which were validly tendered and not withdrawn as of midnight, New York City time, January 31, 2007 (the "Initial Expiration Date"). The total consideration to be paid for the Initial Tendered Debentures is 856,026 shares of the Company's common stock, based upon a purchase price fixed at 282 shares of its common stock per $1,000 principal amount of Debentures in accordance with the formula set forth in the Offer to Purchase and previously announced on January 29, 2007.

      By accepting the Initial Tendered Debentures as of the Initial Expiration Date, the Company is deemed to have expressly waived the Minimum Tender Amount as a condition to the tender offer.

      Pursuant to Rule 14d-11 promulgated under the Exchange Act, on February 1, 2007 the Company commenced a subsequent offering period, expiring on midnight, New York City time, February 9, 2007 (the "Subsequent Expiration Date"), for the purchase of any outstanding Debentures tendered prior to the Subsequent Expiration Date. The Company's acceptance and purchase of any Debentures so tendered is upon the same terms as set forth in the Offer to Purchase, including the purchase price as fixed at 282 shares of the Company's common stock per $1,000 principal amount of Debentures.

      The Company shall accept all validly tendered Debentures as they are tendered during the subsequent offering period. No withdrawal rights shall apply during the subsequent offering period in accordance with Rule 14d-7(a)(2).

      The full text of the Company's press release, relating to the expiration and results of the initial offering period and the commencement of the subsequent offering period, is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

ITEM 8. Interest in Securities of Subject Company of Schedule TO-T is hereby amended and supplemented by adding the following additional paragraph:

      On February 1, 2007, the Company accepted for purchase the Initial Tendered Debentures, having an aggregate principal amount of $3,035,000. The total consideration to be paid for the Initial Tendered Debentures is 856,026 shares of Dune's common stock, based upon a purchase price fixed at 282 shares of Dune's common stock per $1,000 principal amount of Debentures in accordance with the formula set forth in the Offer to Purchase. The outstanding principal amount of the Initial Tendered Debentures is immediately convertible into the Conversion Shares, at the conversion price of $0.15 per share; however, interest accrued or accruing thereon is not convertible into Conversion Shares. Conversion of all of the Initial Tendered Debentures would result in the issuance to the Company of up to 20,233,333 Conversion Shares. If the outstanding Debentures other than those Debentures held by the Company - either as Company Owned Debentures or Initial Tendered Debentures - are not converted, upon the Company's conversion of the Company Owned Debentures and the Initial Tendered Debentures it would own approximately 43.2% of the issued and outstanding shares of common stock of American Natural, and if debenture holders other than the Company also convert their Debentures, approximately 32.1% of the issued and outstanding shares of the common stock of American Natural, in each case based upon 52,997,673 shares of Common Stock issued and outstanding as of November 15, 2006 (exclusive of Conversion Shares), as disclosed on American Natural's most recent quarterly filing for the nine months ended September 30, 2006 filed with the SEC on November 20, 2006.


Item 12. Exhibits.

      Item 12 of the Schedule TO-T is hereby amended by adding the following exhibit:

      (a)   Tender Offer Materials


            (8) Press Release of Dune Energy, Inc., dated February 1, 2007, announcing the expiration and results of initial offering period and the commencement of a subsequent offering period under the tender offer.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated February 1, 2007


                                                /s/ Alan Gaines
                                                --------------------------------
                                                Name: Alan Gaines
                                                Title: Chief Executive Officer

                                 Exhibits Index

Exhibit No.          Description
-----------          -----------


99(a)(8) Press Release of Dune Energy, Inc., dated January 29, 2007, announcing the expiration and results of initial offering period and the commencement of a subsequent offering period under the tender offer.